UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               FLIR Systems, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   302445 10 1
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                              February 22, 1999
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           (Date of Event which Requires Filing of this Statement)

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     If the filing  person has  previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box [   ].
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


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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

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                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           OO
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            4,162,000
 REPORTING PERSON
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           4,162,000
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           4,162,000
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           34.9%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


Item 1.  Security and Issuer.

     This Schedule 13D relates to the shares (the "Shares") of common stock, par value $0.01 per share, of FLIR Systems, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 16505 S.W. 72nd Avenue, Portland, Oregon 97224.

Item 2.     Identity and Background

      This Schedule 13D is being filed by Thermo Electron Corporation (the "Reporting Person"). The Reporting Person holds the Shares of the Issuer that are the subject of this Schedule 13D through one or more controlled subsidiaries. As of the date of this Schedule 13D, 4,162,000 Shares were held by Spectra-Physics AB, which is a majority-owned subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument"), a majority-owned, publicly traded subsidiary of the Reporting Person.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper-recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Schedule 13D sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

     The Shares of the Issuer that are the subject of this Schedule 13D were acquired indirectly as a result of Thermo Instrument's acquisition of 98 percent of the outstanding shares of Spectra-Physics AB, as described in Item 4 below.

Item 4.     Purpose of Transaction

      On January 7, 1999, Thermo Instrument announced that it would commence a tender offer (the "Offer") for all of the outstanding shares of Spectra-Physics AB, a publicly traded company with its shares listed on the Stockholm Stock Exchange, and the direct owner of the Shares of the Issuer that are the subject of this Schedule 13D. On February 22, 1999, Thermo Instrument announced that all of the conditions of its Offer had been satisfied and that the Offer was then unconditional in all respects. As of February 22, 1999, Thermo Instrument had purchased and received acceptances for approximately 17.3 million, or approximately 98 percent, of all outstanding Spectra-Physics AB shares. Thermo Instrument expects to acquire any remaining outstanding shares under the compulsory acquisition rules applicable to Swedish companies.

      As a consequence of Thermo Instrument's acquisition of 98 percent of the outstanding shares of Spectra-Physics AB, the Reporting Person has become the ultimate beneficial owner of all of the Shares of the Issuer owned by Spectra-Physics AB.

     The Shares of the Issuer owned by Spectra-Physics AB were issued in connection with the acquisition (the "Acquisition") by the Issuer from Spectra-Physics AB and its affiliates (together, the "Spectra Companies") of certain entities owned by or affiliated with Spectra-Physics AB. The Acquisition was effected pursuant to the terms of a Combination Agreement dated as of October 6, 1997 (the "Combination Agreement") by and among the Issuer and the Spectra Companies. The Combination Agreement sets forth a number of designees of Spectra-Physics AB which the Issuer will use its best efforts to maintain on the Issuer's Board of Directors, which number is based on the number of Shares owned by Spectra-Physics AB at the time of mailing of notices of the annual shareholders' meetings at which such directors are to be elected. Pursuant to this requirement, three people designated by Spectra-Physics AB presently serve on the Issuer's nine person Board of Directors. The Reporting Person intends to cause Spectra-Physics AB to designate three representatives of the Reporting Person as nominees for election to the Issuer's Board of Directors as soon as practicable.

      In connection with the Acquisition, the Spectra Companies and FLIR also entered into a Registration Rights Agreement that grants the Spectra Companies (and, by virtue of the acquisition of Spectra-Physics AB by Thermo Instrument, the Reporting Person) certain registration rights with respect to the Shares of the Issuer acquired by the Spectra Companies in the Acquisition. The Registration Rights Agreement provides that if the Issuer proposes to register any of its securities under the Securities Act of 1933, whether for its own account or otherwise, the Spectra Companies will be entitled to notice of the registration and inclusion of their Shares therein, subject to certain limitations. In addition, the Spectra Companies have the right to require the Issuer to file a registration statement covering such Shares, and the Issuer will be obligated to use its best efforts to effect such registration, subject to certain conditions and limitations.

     In the future, the Reporting Person may make purchases or sales of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

       (a) The Shares beneficially owned by the Reporting Person consist of 4,162,000 Shares, or approximately 34.9% of the outstanding Shares, owned by Spectra-Physics AB. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own no Shares.

      (b) The Reporting Person has the sole power to vote and dispose of the Shares beneficially owned by it.

      (c) As described in Item 4, the Reporting Person has purchased 98 percent of the outstanding shares of Spectra-Physics AB during the past 60 days, which purchases resulted in the Reporting Person becoming the ultimate beneficial owner of the 34.9% of the Issuer's Shares owned by Spectra-Physics AB. The Reporting Person has made no direct purchases of the Shares during the past 60 days and, to the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have made no direct purchases of the Shares during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

       See Item 4.

Item 7.     Material to Be Filed as Exhibits

      The following documents relating to the securities of the Issuer are incorporated herein by reference.

      (i) Combination Agreement dated as of October 6, 1997 by and among FLIR Systems, Inc., Spectra-Physics AB, Spectra-Physics Holdings S.A., Spectra-Physics Holdings GmbH, Spectra-Physics Holdings PLC and Pharos Holdings, Inc. (filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 1997 [File No. 0-21918] and incorporated herein by reference).

     (ii) Registration Rights Agreement dated as of December 1, 1997 by and among FLIR Systems, Inc., Spectra-Physics AB, Spectra-Physics Holdings PLC and Pharos Holdings, Inc. (filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 1997 [File No. 0-21918] and incorporated herein by reference).

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: March 3, 1999                         THERMO ELECTRON CORPORATION

                                             By:  /s/ Theo Melas-Kyriazi
                                                  Theo Melas-Kyriazi
                                                  Chief Financial Officer
                                                  and Vice President

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.



John M. Albertine:                           Director, Thermo Electron

     Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                       Director, Chairman of the Board
                                             and Chief Executive Officer,
                                             Thermo Electron
John N. Hatsopoulos:                         Director and Vice Chairman of
                                             the Board, Thermo Electron
Theo Melas-Kyriazi:                          Chief Financial Officer and
                                             Vice President, Thermo Electron


Mr. Melas-Kyriazi is a citizen of Greece.

Peter G. Pantazelos:                         Executive Vice President,
                                             Corporate Development, Thermo
                                             Electron
Arvin H. Smith:                              President, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Instrumentation, Thermo Electron
William A. Rainville:                        Chief Operating Officer,
                                             Recycling and Recovery Systems,
                                             Thermo Electron
John W. Wood Jr.:                            Senior Vice President, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance
                                             & Administration and Chief
                                             Accounting Officer, Thermo
                                             Electron
Brian D. Holt:                               Chief Operating Officer,
                                             Environmental and Energy,
                                             Thermo Electron
John T. Keiser:                              Chief Operating Officer,
                                             Biomedical and Emerging
                                             Technologies, Thermo Electron